Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

August 6, 2020

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Nicholas P. Panos, Esq.

Valian Afshar, Esq.

Re:         Bioceres Crop Solutions Corp.
Schedule TO-I
Scheduled 13E3

 Filed on July 27, 2020 by Bioceres Crop Solutions Corp. et al.

 File No. 005-90962

Ladies and Gentlemen:

On behalf of Bioceres Crop Solutions Corp., a Cayman Islands exempted limited company (the “Company”), we are writing to respond to the comments set forth in the letter to the Company, dated August 3, 2020, from the staff (the “Staff”) of the SEC. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Schedule TO will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Schedule TO and Schedule 13E-3 filed with the SEC on July 27, 2020 (the “Schedule TO”). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Exchange.

Cover Page

1.        The Schedule 13E-3 and Schedule TO filing requirements derive from Rules 13e-3(d)(1) and 13e-4(c)(2) promulgated under Section 13(e) of the Securities Exchange Act of 1934. Accordingly, Rule 0-11(b) applies to regulate the filing fee calculation. In order to comply with Rule 0-11(a)(5), please revise the presentation regarding the calculation of the filing fee to consistently refer to Rule 0-11(b) rather than Rule 0-11(d).

Response:

In response to the Staff’s comment, the Company has revised the description of the filing fee calculation in the Schedule TO to refer to Rule 0-11(b).

Item 10

2.       Financial information has been incorporated by reference from the Offer to Exchange, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule TO, an express reference must be made to a document that explicitly contains the required information. Under Item 12 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Response:

In response to the Staff’s comment, the Company has revised the exhibit list in the Schedule TO to include all periodic reports filed with the SEC containing the financial information incorporated by reference throughout the Schedule TO.

Exhibit (a)(1)(A) – Offer to Exchange

Important, pages 1-2

3.       The Offer to Exchange indicates: “We are not making the Offer to, and will not accept any tendered Warrants from, any Warrant holder in any [ ] other jurisdiction where it would be illegal to do so.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Warrants will not be accepted from all Warrant holders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008).

Response:

In response to the Staff’s comment, the Company has revised the sentence noted above in the cover page to the Offer to Exchange to state the following:

“We have not made the Offer to any resident of, or disseminated any Offer materials in, any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.”

Fairness of the Offer, pages 15-17

4.       The discussion addresses the fairness of the Offer to “the Warrant holders other than Bioceres LLC).” Please conform the disclosure here and throughout the Offer to Exchange to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term “unaffiliated security holder.”

Response:

The Company determined that the Offer was fair to all Warrant holders other than Bioceres LLC (and did not make any such determination regarding the fairness to Bioceres LLC) and the Company notes that such determination is applicable to and includes all unaffiliated Warrant holders. The Company has revised the Offer to Exchange to state that the Offer is fair to all unaffiliated Warrant holders in response to the Staff’s comment.

5.       Please revise to state, if true, that the Board produced the fairness determination on behalf of Bioceres Crop Solutions Corp. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term “subject company” also has been defined in Item 1000(f) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has added the following sentence to begin the first paragraph of “Special Factors—Section 2. Fairness of the Offer” on page 15 of the Offer to Exchange:

“We have determined that the Offer is fair and in the best interests of the Company and the unaffiliated Warrant holders, including those holders who receive the Exchange Shares, those holders who receive the Cash Consideration and those holders that do not tender their Warrants pursuant to the Offer. We have made this determination based on the determination of our board of directors and the factors further described below.”

6.       Please revise to state the fairness of the transaction to unaffiliated Warrant holders who do not tender. See Q & A # 19 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the Company has added the following sentence after the paragraph beginning “[w]e believe that the Offer is fair….” in “Special Factors—Section 2. Fairness of the Offer” on page 17 of the Offer to Exchange:

“We believe that the Offer is fair to all unaffiliated Warrant holders, including those that do not tender their Warrants, because, in the event that the Offer is consummated without waiver of the Minimum Condition, such Warrant holders will (1) obtain liquidity immediately upon the Redemption and (2) receive the Redemption Price, which represents a premium to the closing trading price of the Warrants as of July 24, 2020, the last full trading day before we commenced the Offer.”

7.       Please revise to provide the fairness determination of Bioceres LLC and Bioceres S.A. While a joint filing is permissible, each affiliate must produce a fairness determination and otherwise comply with Rule 13e-3 and corresponding Schedule 13E-3. See Q & A # 5 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the Company has added the following sentence at the end of “Special Factors—Section 2. Fairness of the Offer” on page 17 of the Offer to Exchange.

“Bioceres LLC and Bioceres S.A. have each determined that the Offer is fair to the Company’s Warrant holders (other than Bioceres LLC), which include all unaffiliated Warrant holders, based on the foregoing disclosure.”

8.       Please revise to state, in dollar amounts and percentages, the interest of Bioceres LLC and Bioceres S.A. in the subject company’s net book value and net earnings. See Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Response:

In response to the Staff’s comment, the Company has revised Item 13(d) of the Schedule TO as follows:

“Information about Bioceres LLC and Bioceres S.A.

Upon successful completion of the Offer (including the exchange of each Warrant owned by Bioceres LLC for Exchange Shares) and (a) assuming that all Warrants are tendered for Cash Consideration, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have increased by $0.2 million, or 1%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have increased by $5,602, or 1%, or (b) assuming all Warrants are tendered for Exchange Shares, Bioceres LLC’s direct interest, and Bioceres S.A.’s indirect interest (as Bioceres LLC’s sole member), in (1) the net book value of the Company as of March 31, 2020 would have decreased by $1.6 million, or 5%, and (2) the net earnings of the Company for the nine months ended March 31, 2020 would have decreased by $41,588, or 5%.”

If you tender your Warrants in exchange for Cash Consideration, you will lose your rights as a Warrant holder and you will not receive any rights as a shareholder, page 26

9.       Bioceres Crop Solutions suffered net losses in the fiscal years ended June 30, 2018 and June 30, 2019. To the extent net operating losses exist, please disclose that these Warrant holders will not benefit from the Company’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereunder.

Response:

In response to the Staff’s comment, the Company has added the following paragraph at the end of “If you tender your Warrants in exchange for Cash Consideration, you will lose your rights as a Warrant holder and you will not receive any rights as a shareholder” on page 26 of the Offer to Exchange:

As of June 30, 2019, the Group accounted for tax loss carryforwards amounting to $2.7 million. Assuming that prior to the Offer one share were to be issued for each corresponding warrant, on a fully-diluted basis, the benefit derived from future use of tax loss carryforwards would potentially amount to a maximum of approximately $0.04 per share. Our ability to use net operating and tax loss carryforwards is subject to certain qualifications, limitations and uncertainties, including a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future and by other provisions of the Code or other applicable tax laws.

Conditions of the Offer, pages 34-35

10.       The Minimum Condition requires that at least 12,100,001 of the outstanding Warrants be tendered in the Offer. Given that the 7,500,000 Warrants held by Bioceres LLC subject to the Tender and Lock-Up Agreement will, if tendered, be included for purposes of determining whether the Minimum Condition has been satisfied, please revise to clarify whether the 4,190,000 Warrants held by Union Acquisition Associates, LLC and Union Group International Holdings Limited will, if tendered, be included for purposes of determining whether the Minimum Condition has been satisfied.

Response:

In response to the Staff’s comment, the Company has revised the Offer to Exchange to confirm that the Warrants tendered by Union Acquisition Associates, LLC and Union Group International Holdings Limited pursuant to the Union Tender Agreement will be included for purposes of determining whether the Minimum Condition has been satisfied.

11.       We note the following statement: “Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated.” This statement suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Exchange, however, the offer materials must be amended to disclose material changes. To the extent you become aware of any condition being “triggered” that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer, we view that decision as being tantamount to a waiver of the condition and a material change to the Offer. Accordingly, please revise this disclosure to avoid any inconsistency with respect to your stated understanding of your planned treatment of material changes.

Response:

In response to the Staff’s comment, the Company has revised the statement copied above as follows:

“Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated, provided that, for the avoidance of doubt, we will promptly disseminate any material change to the Offer or information concerning the Offer that we become aware of to security holders.”

12.       We note the following statement: “Any determination by us concerning the events described above will be final and binding on all parties.” Please revise this statement to remove the implication that Warrant holders may not challenge your determinations as to whether an Offer condition has been triggered in a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the Company has revised the statement copied above as follows:

“Any determination by us concerning the events described above will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding in a court of competent jurisdiction if our determinations are challenged by Warrant holders.”

Fees and Expenses, pages 45-46

13.        The table on page 46 lists the amount of the “Oberon fee” as $180,000. On page 21, however, you state that “the Company agreed to pay Oberon an aggregate fee of $150,000.” Please revise the Offer to Exchange to resolve this apparent discrepancy.

Response:

In response to the Staff’s comment, the Company has revised page 21 of the Offer to Exchange to state that “the Company agreed to pay Oberon an aggregate fee of $150,000, a portion of which was payable upon execution of the engagement letter and the remainder of which was payable upon delivery of its opinion, plus reimbursement of up to $30,000 of legal fees incurred by Oberon.”

Exhibit (c)

14.        Please refer to the following assertion: “our Opinion is solely for the benefit and confidential use of the Board of Directors in considering the Offer and will not be reproduced, summarized, described or referred to or given to any other person or entity for any purpose except to the extent permitted pursuant to the terms of the letter agreement dated as of July 21, 2020 between Oberon and Bioceres.” Notwithstanding the subsequent reference to the filing of the Opinion as an exhibit to the Schedule TO/Schedule 13E-3, please include disclosure in the Offer to Exchange and/or this exhibit to remove any implication that Warrant holders may be precluded from being eligible to rely upon the Opinion by expressly stating, if true, that Oberon consents to the inclusion of such materials in this filing and unaffiliated Warrant holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response:

In response to the Staff’s comment, Oberon has revised its Opinion to remove the word “solely” when describing that its opinion is for the information and benefit of the Board of Directors of the Company. The revised Opinion is attached as an exhibit to the SC-TO-I Amendment. Oberon’s consent to inclusion of the Opinion in the Schedule TO/Schedule 13E-3 is in the Opinion and is incorporated by reference into the Schedule TO.

We have considered whether the Staff’s comment requires any additional modifications to the disclosure and believe that it does not. The Company respectfully submits that nothing in the Offer to Exchange implies that the Warrant holders may not review and consider the Opinion, as one of many considerations, when determining whether to tender Warrants. Indeed, in the third paragraph of Section 3 “Fairness Opinion of Oberon”, the Company urges Warrant holders to read the fairness opinion in its entirety. The Opinion, as revised, is consistent with the terms of the Company’s engagement of Oberon and, we believe, with industry practice.

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9424.

Yours faithfully,

/s/ Peter Cohen-Millstein

Peter Cohen-Millstein, Esq.

cc:                Federico Trucco, CEO, Bioceres Crop Solutions Corp.

Gloria Montaron Estrada, General Counsel, Bioceres S.A.